File No 70-9905

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                       Amendment No. 1 to
                            FORM U-1

  APPLICATION/DECLARATION WITH RESPECT TO CERTAIN TRANSACTIONS
RELATING TO THE EXTENSION OF AN ACCOUNTS RECEIVABLE PURCHASE AND
                          SALE PROGRAM

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


             THE CONNECTICUT LIGHT AND POWER COMPANY
                  CL&P RECEIVABLES CORPORATION
                        107 Selden Street
                 Berlin, Connecticut  06037-5457
(Name of companies filing this statement and address of principal executive offices)


                       NORTHEAST UTILITIES
  (Name of top registered holding company parent of declarant)


                     Gregory B. Butler, Esq.
          Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                Hartford, Connecticut  06141-0270
             (Name of address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

     Randy A. Shoop                             Jeffrey C. Miller
     Treasurer                                  Assistant General Counsel
     The Connecticut Light and Power Company    Northeast Utilities Service
     P.O. Box 270                               Company, P.O. Box 270
     Hartford, Connecticut  06141-0270          Hartford, Connecticut 06141-0270


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                             ITEM VI

                EXHIBITS AND FINANCIAL STATEMENTS


The following exhibits are filed herewith:

     D.2 Copy of the Order of the DPUC with respect to the extension of CL&P's proposed transactions.

     F.   Opinion of Counsel to CL&P

                                  SIGNATURES



     Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, as amended, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



Dated:  October 4, 2001



                         THE CONNECTICUT LIGHT AND POWER COMPANY
                         CL&P RECEIVABLES CORPORATION



                         By   /S/ Randy A. Shoop
                              Randy A. Shoop
                              Treasurer